

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

Christopher Noyes
Chief Financial Officer
Liberty Latin America Ltd.
2 Church Street
Hamilton, Bermuda HM 11

> **Re: Liberty Latin America Ltd.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 22, 2023**
> **Form 8-K filed February 22, 2023**
> **File No. 001-38335**

Dear Christopher Noyes:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2022 as Compared with Year Ended December 31, 2021
Consolidated Adjusted OIBDA, page II-6

1.   Your discussion and analysis of Consolidated Adjusted OIBDA absent corresponding information on Consolidated Operating Income is not consistent with the guidance prescribed in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the C&DI on Non-GAAP Financial Measures. Please revise in future filings.

Form 8-K filed February 22, 2023

Non-GAAP Reconciliations
Adjusted OIBDA and Adjusted OIBDA less P&E Additions, page 22

2.   We note your calculation of Adjusted OIBDA less Property and Equipment Additions results in a measure of income reflecting an adjustment for a balance sheet component (i.e., asset addition). Tell us how your calculation of this performance measure is consistent with performance measurement principles required to be applied in accordance with GAAP. Refer to Question 100.04 of the C&DI on Non-GAAP measures.

Non-GAAP Reconciliation for Consolidated Leverage Ratios, page 29

3.   Please explain to us why you annualize operating income and Adjusted OIBDA based on the last two quarters instead of actual operating income and Adjusted OIBDA during the trailing twelve months in connection with calculating the denominator of leverage ratios on a GAAP and non-GAAP basis. Given historical monthly and annual data, it is unclear why GAAP and non-GAAP performance measures for an annual period have to be estimated ("annualized") and how "the last two quarters annualized" would be a faithful representation of an annual period.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Zook